UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                FEBRUARY 28, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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EGM - RESOLUTIONS

RESOLUTIONS - TDC EXTRAORDINARY GENERAL MEETING

At the extraordinary general meeting of TDC A/S today, new members to the board of directors were elected, cf. stock exchange announcement no. 14/2006.

Further, the general meeting, with the acceptance of 90.9% of the votes cast and of the capital represented at the meeting, adopted the proposal from Nordic Telephone Company ApS ("NTC") to redeem other shareholders' shares in TDC A/S against payment of DKK 382 per share of DKK 5 less any dividends or other distributions to the shareholders prior to the redemption.


The other proposed amendments by NTC to TDC A/S' articles of association, cf. stock exchange announcement no. 11/2006 of 15 February 2006, were adopted also with the necessary majority in accordance with the Danish Companies Act. Consequently, TDC A/S' provision on power to bind the company was amended so that the company is now bound by the joint signatures of the chairman of the Board of Directors and a director or a manager, by the joint signatures of two members of the Executive Committee, or by the joint signatures of all directors. For other amendments to the articles of association, please see NTC's proposed amendments as described in stock exchange announcement no. 11/2006 of 15 February 2006.


NTC's other proposals on the agenda were also adopted, and the board of directors was consequently authorised:

o    to distribute interim dividends,

o to apply for a delisting of TDC A/S' shares on the Copenhagen Stock Exchange and to apply for a delisting of the Company's American Depositary Shares on the New York Stock Exchange,

o    to deregister the TDC shares in the Danish Securities Centre, and

o to register, with a right of substitution, the resolutions passed and to make such alteration or amendment as the Danish Commerce and Companies Agency or any other authority may require or order to be effected as a condition for registration or approval.

At the general meeting minority shareholders, including ATP, informed that they would approach the Danish Commerce and Companies Agency and contest the lawfulness of the decision regarding the compulsory redemption, and they also voted against the proposals of the agenda to authorise the Board of Directors to delist the shares on the Copenhagen Stock Exchange etc. and to deregister in the Danish Securities Centre.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   FEBRUARY 28, 2006                            /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury